Exhibit 4.4

RULES OF THE
REED ELSEVIER GROUP PLC GROWTH PLAN

Approved by shareholders of
Reed Elsevier PLC in general meeting on 21 April 2010
Approved by shareholders of
Reed Elsevier NV in general meeting on 20 April 2010
Adopted by the directors of Reed Elsevier Group plc on 21 April 2010

THE REED ELSEVIER GROUP PLC GROWTH PLAN 2010
1. Definitions
1.1 In this Plan, unless the context otherwise requires, the following expressions have the following meanings:
Award means, as the context requires, a Performance Share Award and/or a Matching Share Award;
Cap means the overall individual limit on Shares which a Participant may receive under the Plan as set out in Rule 3;
Capital Reorganisation means any variation in the share capital or reserves of a Qualifying Company (including, without limitation, by way of capitalisation issue, rights issue, sub-division, consolidation, or reduction);
CEO means the Chief Executive Officer of the Company;
CFO means the Chief Financial Officer of the Company;
Committee means the remuneration committee of the board of directors of the Company or other duly authorised committee;
Company means Reed Elsevier Group plc;
Control has the meaning given to it by section 995 of the Income Taxes Act 2007;
Date of Grant means the date on which an Award is granted;
Dealing Day means a day on which the London Stock Exchange, the Amsterdam Stock Exchange, Euronext, the New York Stock Exchange (or, where the primary listing of a company in the Comparator Group is outside the UK, the US or the Netherlands, the exchange on which such company’s shares are listed) is open for the transaction of business;
Dealing Restrictions means any restrictions on, or requirement for approvals for dealing in Shares whether under the Company’s, RE PLC’s or RE NV’s share dealing rules, the provisions of the Model Code for Securities Transactions by Directors of Listed Companies, the provisions of the Listing Rules of the UK Listing Authority or the City Code on Takeovers and Mergers or any of their equivalents in any applicable jurisdiction;
Deferred Performance Shares means the Shares comprised in a Performance Share Award in respect of which the Committee has determined that the performance conditions imposed under Rule 6.3 have been satisfied but which, except as otherwise provided in these Rules, Vest on the Five Year Vesting Date;
Dividend Equivalent means a right to a cash payment or Shares in accordance with Rule 12.

Dutch Share means an ordinary share in the capital of RE NV or shares representing those shares following any Capital Reorganisation of RE NV and includes an American Depositary Share representing a Dutch Share;
Executives means the CEO and the CFO;
Five Year Vesting Date means the date following the end of the financial year of the Qualifying Companies ending 31 December 2014, on which the Committee determines the extent to which the performance conditions imposed under Rule 9.3 have been satisfied or if there are Dealing Restrictions in place on that date, Vesting will be on such later date when those Dealing Restrictions lift;
Group means the Company and every company which is under the Control of the Company and member of the Group will be construed accordingly;
Matching Share Award means a right granted under Rule 9 to receive Shares without payment and references to Matching Shares will be construed accordingly;
Participant means any individual who holds a subsisting Award (including, where the context permits, the legal personal representatives of a deceased Participant);
Performance Share Award means a right granted under Rule 6 to receive Shares without payment and references to Performance Shares will be construed accordingly;
Personal Shares means any Shares which are beneficially owned by a Participant, excluding any Shares invested in the Reed Elsevier Group plc Bonus Investment Plan 2003 or the Reed Elsevier Group plc Bonus Investment Plan 2010;
Plan means this Reed Elsevier Group plc Growth Plan as amended from time to time;
Qualifying Company means each of RE PLC and RE NV;
RE NV means Reed Elsevier NV;
RE PLC means Reed Elsevier PLC;
Rules means these Plan rules;
Share means a UK Share and/or a Dutch Share and Shareholder will be construed accordingly;
Termination Date means the date on which a Participant ceases to be employed by RE PLC, RE NV or any member of the Group;
Three Year Vesting Date means the date following the end of the financial year of the Qualifying Companies ending 31 December 2012, on which the Committee determines the extent to which the performance conditions imposed under Rule 6.3 have been satisfied or if there are Dealing Restrictions in place on that date, Vesting will be on such later date when those Dealing Restrictions lift;

UK Share means an ordinary share in the capital of RE PLC or shares representing those shares following any Capital Reorganisation of RE PLC and includes an American Depositary Share representing a UK Share; and
Vesting Date means the date on which a Participant becomes absolutely entitled to receive Shares under an Award or Deferred Performance Shares in accordance with these Rules and Vest, Vested and Vesting will be construed accordingly.
1.2 Where the context permits the singular will include the plural and vice versa and the masculine will include the feminine. Headings will be ignored in construing the Plan.
1.3 References to any act of Parliament will include any statutory modification, amendment or re enactment thereof.
2. Eligibility
Participation in the Plan is restricted to the Executives.
3. Overall Individual Limit for Awards
3.1 Notwithstanding any other provision of the Rules, the total number of Shares which a Participant may receive in respect of Awards granted under the Plan will not exceed 150% of the number of Shares comprised in the Participant’s Performance Share Award. Dividend Equivalents do not count towards this limit.
3.2 If a Participant ceases to be an Executive in circumstances where Rule 13.3 applies, this limit will be reduced by multiplying it by A/B where A is the number of complete calendar months which the Executive was employed between 1 January 2010 and 31 December 2014 and B is 60 or such other reduction as the Committee may determine appropriate.
4. Requirement to Commit Personal Shares
4.1 Participation in this Plan is subject to the Participant committing a specified number of Personal Shares to the Plan as at the Date of Grant of a Performance Share Award (or by such other date as the Committee may permit in its discretion). To the extent that any or all of a Participant’s Personal Shares are not so committed by the prescribed date, any Awards will immediately lapse in full.
4.2 The number of Personal Shares required to be committed to the Plan is, in the case of the CEO 300% and, in the case of the CFO 200% of the Participant’s basic annual salary as at the Date of Grant of the Participant’s Performance Share Award.
4.3 The Committee will determine the method by which Participants are required to commit Personal Shares to the Plan. This may include requiring that:
(a)	the Participant signs an undertaking to retain the beneficial ownership of the Personal Shares until the Five Year Vesting Date and not to charge, pledge or grant any lien or security over them; or

(b)	the Participant’s Personal Shares are transferred to and held by a specified nominee on the Participant’s behalf.

4.4 A Participant’s Personal Shares must remain committed to the Plan for so long as he continues to hold an Award. A Participant’s Performance Share Award, entitlement to Deferred Performance Shares and Matching Share Award will lapse with immediate effect if any of his Personal Shares cease to be committed to the Plan, except as expressly provided for by these Rules.
5. General provisions relating to Awards
5.1 The grant of an Award is conditional upon a Participant agreeing to comply with any arrangements specified by the Company for the payment of tax and social security contributions in respect of Shares to which he is or may become entitled under the Plan including, without limitation (i) the right to sell on the Participant’s behalf sufficient Shares to satisfy any tax or social security contributions liability on his part for which any member of the Group may be liable and (ii) entering into any election under Chapter 2 of Part 7 of the Income Tax (Earnings & Pensions) Act 2003 specified by the Company.
5.2 In addition to the performance conditions imposed by Rules 6.3 and 9.3 and the condition imposed by Rule 5.1, the Committee may make the grant of Awards subject to any other conditions it determines appropriate including requiring a Participant to agree to comply with certain post-employment restrictive covenants.
5.3 Awards will be granted by deed. Each Participant will receive a statement (electronically or in hard copy) following the relevant Date of Grant summarising the main terms of the Award.
6. Grant of Performance Share Awards
6.1 Subject to the terms of these Rules, the Committee may grant a Performance Share Award to an Executive in its absolute discretion.
6.2 A Performance Share Award may only be granted during the period of 42 days commencing on:-
(a)	the day following the day on which the Plan was approved by both RE PLC in general meeting and RE NV in general meeting; or

(b)	the day following the lifting of any Dealing Restrictions which prevented the granting of the Performance Share Award during the period specified above, unless the Committee determines that exceptional circumstances exist which justify the grant of a Performance Share Award at such other time, subject to the requirement that Performance Share Awards cannot be granted after 31 December 2010.
6.3 Except as otherwise permitted in these Rules, Performance Share Awards will only Vest to the extent the performance conditions applicable to Performance Share Awards, as set out in Schedule 1 to this Plan, have been satisfied.
7. Individual Limit For Performance Share Awards
The maximum aggregate value of Shares comprised in a Participant’s Performance Share Award will not exceed, as at the Date of Grant of that Performance Share Award, 600% of the Participant’s basic salary from the Group as at the Date of Grant.

8. Vesting of Performance Share Awards
8.1 The number of Performance Shares which may Vest under a Performance Share Award will be determined by the Committee by reference to the extent to which the performance conditions imposed under Rule 6.3 have been fulfilled, and any other conditions to which the Performance Share Award is subject are fulfilled or waived.
8.2 Except as otherwise provided in these Rules, 50% of the number of Shares determined in accordance with Rule 8.1, if any, will Vest on the Three Year Vesting Date. Shares to satisfy the Vested Performance Shares will be transferred to Participants as soon as reasonably practicable after that date along with any related Dividend Equivalents.
8.3 Except as otherwise provided in these Rules, 50% of the number of Shares determined in accordance with Rule 8.1, if any, will become Deferred Performance Shares and Vest on the Five Year Vesting Date, subject to the Participant remaining an employee of RE PLC, RE NV or a member of the Group until that date. Shares to satisfy the Vested Deferred Performance Shares will be transferred to Participants as soon as reasonably practicable after that date along with any related Dividend Equivalents.
9. Grant of Matching Share Awards
9.1 Subject to the terms of these Rules, the Committee may grant a Matching Share Award to an Executive in its absolute discretion provided that the Executive has not ceased to be an employee of the Group and is not under notice before the Date of Grant of the Matching Share Award, unless the circumstances set out in Rule 13.3 apply, in which case the Executive may be granted a Matching Share Award.
9.2 A Matching Share Award may only be granted during the period of 42 days commencing on:-
(a)	the day following the announcement of results for the Qualifying Companies for the 2012 financial year; or

(b)	the day following the lifting of any Dealing Restrictions which prevented the granting of the Matching Share Award during the period described in (a) above, unless the Committee determines that exceptional circumstances exist which justify the grant of a Matching Share Award at such other time, subject to the requirement that Matching Share Awards cannot be granted after 31 December 2013.
9.3 Except as otherwise permitted in these Rules, Matching Share Awards will only Vest to the extent the performance conditions applicable to Matching Share Awards, as set out in Schedule 1 to this Plan, have been satisfied.
10. Individual Limit For Matching Share Awards
The number of Shares comprised in a Participant’s Matching Share Award is equal to the number of Deferred Performance Shares, if any, and Personal Shares held by a Participant in the Plan at the Date of Grant of the Matching Share Award.

11. Vesting of Matching Share Awards
11.1 The number of Shares which Vest under a Matching Share Award will be determined by the Committee by reference to the extent to which the performance conditions imposed under Rule 9.3 have been fulfilled, and any other conditions to which the Matching Share Award is subject, have been fulfilled or waived. This number is subject to the Cap.
11.2 Except as otherwise provided in these Rules, Matching Shares, if any, will Vest on the Five Year Vesting Date and will be transferred to Participants as soon as reasonably practicable after that date along with any related Dividend Equivalents.
12. Entitlement to Dividend Equivalents
12.1 In addition to any Shares which a Participant becomes entitled to on the Vesting of a Performance Share Award, a Matching Share Award or Deferred Performance Shares, the Participant will, subject to Rule 12.3, also be entitled to a cash payment equal in value to the ordinary dividends (excluding any associated tax credit) which would have been paid on the Vested Shares during the following periods: (a) in respect of Vested Performance Shares, commencing on 1 January 2010 and ending on 31 December 2012,(b) in respect of Vested Matching Shares, commencing on 1 January 2013 and ending on 31 December 2014 and (c) in respect of Vested Deferred Performance Shares, commencing on 1 January 2010 and ending on 31 December 2014, or ending on such earlier date when Shares Vest under the Plan.
12.2 The cash payment to which the Participant becomes entitled under Rule 12.1:
(a)	will be calculated (in such manner as the Committee sees fit) by reference to the currency of payment of the underlying dividend (and paid in such currency as the Committee sees fit);

(b)	will be calculated without any entitlement to interest (or other type of investment return) in the period between the dividend payment date and the Vesting Date;

(c)	will be paid (subject to such deductions as are required by law) within one month of the relevant Vesting Date; and

(d)	will be calculated by reference to ordinary dividends and without regard to special dividends or distributions or dividends-in-specie.
12.3 Instead of making a cash payment, the Committee may in its discretion satisfy any entitlement to Dividend Equivalents arising in accordance with Rule 12.1 by transferring existing Shares with an equivalent value (as determined at the relevant Vesting Date).
12.4 For the avoidance of doubt, any payment referred to in this Rule 12 does not represent an entitlement to actual dividends on the underlying Shares, by reason of the Participant not being beneficial owner of the Shares at that time.

13. Cessation of employment
Participant gives or receives Notice
13.1 Except as otherwise provided in these Rules, if the Participant gives or receives notice of termination of his employment with RE PLC, RE NV or any member of the Group prior to the Three Year Vesting Date or the Five Year Vesting Date (as applicable), any outstanding Performance Share Award, Matching Share Award and entitlement to Deferred Performance Shares will lapse. If the Participant has given notice, the lapse date is the date on which the Participant gave notice. If the Participant has received notice, the lapse date is the Termination Date or such other date as determined by the Committee.
13.2 Where Rule 13.1 applies, a Participant’s Personal Shares will be released from the Plan in full as soon as reasonably practicable following the date notice has been received from the Participant or the Termination Date as the case may be.
Approved Leavers
13.3 Except as otherwise provided in these Rules, where a Participant ceases to be an employee of RE PLC, RE NV or a member of the Group by reason of:
(a)	retirement with the consent of the Company;

(b)	injury, disability or ill-health; or

(c)	any other reason which the Committee, in its absolute discretion, determines, before the Three Year Vesting Date, Rule 13.4 will apply and if he ceases to be so employed after the Three Year Vesting Date but before the Five Year Vesting Date, Rule 13.5 will apply.
13.4 If a Participant ceases to be employed in accordance with Rule 13.3 before the Three Year Vesting Date:
(a)	a Performance Share Award will continue on a pro-rated basis. For these purposes, the pro-rated Performance Share Award will be over such number of Shares as is determined by multiplying the number of Shares originally comprised in the Performance Share Award by A/B where A is the number of complete calendar months which the Executive was employed between 1 January 2010 and 31 December 2012 and B is 36;

(b)	50% of the pro-rated Performance Share Award will, to the extent that the relevant performance conditions have been satisfied, Vest on the Three Year Vesting Date;

(c)	the remaining 50% of the pro-rated Performance Share Award will be subject to a further pro-rating reduction by multiplying the number of Shares originally comprised in 50% of the pro-rated Performance Share Award by A/B where A is the number of complete calendar months which the Executive was employed between 1 January 2010 and 31 December 2014 and B is 60 and will become Deferred Performance Shares. The Deferred Performance Shares will, except as otherwise provided in the Rules, Vest on the Five Year Vesting Date. The balance of the 50% of the pro-rated Performance Share

Award which does not become Deferred Performance Shares will Vest on the Three Year Vesting Date;

(d)	for the avoidance of doubt, a Matching Share Award will be granted in accordance with Rules 9 and 10 over such number of Shares as is equal to the aggregate of the Deferred Performance Shares and Personal Shares after the time pro-rating reductions provided for in this Rule 13.4; and

(e)	a pro-rated number of a Participant’s Personal Shares will be retained within the Plan. For these purposes, the pro-rated number means such number of Shares as is determined by multiplying the number of Personal Shares by A/B where A is the number of complete calendar months which the Executive was employed between 1 January 2010 and 31 December 2014 and B is 60. The balance of the Participant’s Personal Shares will be released from the Plan as soon as reasonably practicable following the Termination Date.
13.5 If a Participant ceases to be employed in accordance with Rule 13.3 after the Three Year Vesting Date but before the Five Year Vesting Date:
(a)	a Participant will remain entitled to a pro-rated number of Deferred Performance Shares. For these purposes, the pro-rated number of Deferred Performance Shares will be determined by multiplying the number of Deferred Performance Shares as determined at the Three Year Vesting Date by A/B where A is the number of complete calendar months which the Executive was employed between 1 January 2010 and 31 December 2014 and B is 60. The balance of the Deferred Performance Shares will be released as soon as reasonably practicable following the Termination Date;

(b)	a Matching Share Award will continue as a pro-rated Matching Share Award. For these purposes, the pro-rated Matching Share Award will be over such number of Shares as is determined by multiplying the number of Shares originally comprised in the Matching Share Award by A/B where A is the number of complete calendar months which the Executive was employed between 1 January 2010 and 31 December 2014 and B is 60. The balance of the Matching Share Award will lapse;

(c)	the pro-rated Matching Share Award will, to the extent that the relevant performance conditions have been satisfied, Vest on the Five Year Vesting Date; and

(d)	the pro-rated number of a Participant’s Personal Shares will be retained within the Plan. For these purposes, the pro-rated number means such number of Shares as is determined by multiplying the number of Personal Shares by A/B where A is the number of complete calendar months which the Executive was employed between 1 January 2010 and 31 December 2014 and B is 60. The balance of the Participant’s Personal Shares will be released from the Plan as soon as reasonably practicable following the Termination Date.
13.6 In such circumstances as the Committee may in its absolute discretion determine, the Committee may vary the application of Rule 13.4 and Rule 13.5 to allow an Award to Vest over a pro-rated number of Shares on such earlier date as it may determine, subject always to satisfaction of the relevant performance conditions at that date. Shares will be transferred to the Participant as soon as reasonably practicable following the Award Vesting in accordance with this Rule 13.6. Where Rule 13.6 applies, a Participant’s Personal Shares will be released from the Plan in full on the date on which his Award Vests.
Where a Participant ceases to be an Executive but continues an employee within the Group
13.7 The Committee may determine that Rules 13.4 and 13.5 will apply where a Participant ceases to be an Executive but continues to be an employee of RE PLC, RE NV or any member of the Group.
Death
13.8 Where a Participant ceases to be an employee of RE PLC, RE NV or a member of the Group by reason of death, before the Three Year Vesting Date then Rule 13.9 will apply, and after the Three Year Vesting Date but before the Five Year Vesting Date, Rule 13.10 will apply.
13.9 If a Participant ceases to be employed in accordance with Rule 13.8 before the Three Year Vesting Date:
(a)	a Performance Share Award will Vest, subject to performance at the date of death, over a pro-rated number of Shares. The performance conditions will be assessed based on progress made against targets at the date of death as determined at the Committee’s absolute discretion. For these purposes, the pro-rated number of Shares will be such number of Shares as is determined by multiplying the number of Shares as would otherwise Vest under the Performance Share Award by A/B where A is the number of complete calendar months which the Executive was employed between 1 January 2010 and 31 December 2012 and B is 36. Shares and related Dividend Equivalents will be transferred to a Participant’s personal representatives as soon as reasonably practicable following Vesting;

(b)	a Participant’s Personal Shares will be released from the Plan in full to his personal representatives as soon as reasonably practicable following Vesting; and

(c)	, no Matching Share Award will be granted and there will be no entitlement to Deferred Performance Shares.
13.10 If a Participant ceases to be employed in accordance with Rule 13.8 after the Three Year Vesting Date but before the Five Year Vesting Date:
(a)	a Matching Share Award will Vest, subject to performance at the date of death, over a pro-rated number of Shares. The performance conditions will be assessed based on progress made against targets at the date of death as determined at the Committee’s absolute discretion. For these purposes, the pro-rated number of Shares will be such number of Shares as is determined by multiplying the number of Shares under the Matching Share Award by A/B where A is the number of complete calendar months which the Executive was employed between 1 January 2010 and 31 December 2014 and B is 60. Shares and related Dividend Equivalents will be transferred to a Participant’s personal representatives as soon as reasonably practicable following Vesting;

(b)	a Participant’s Personal Shares will be released from the Plan in full to his personal representatives as soon as reasonably practicable following Vesting; and
(c)	a Participant’s Deferred Performance Shares will Vest on the date of death and be transferred, along with related Dividend Equivalents to the Participant’s personal representatives as soon as reasonably practicable following Vesting.
13.11 The Committee has discretion to vary the application of Rules 13.8 to 13.10 and determine that an Award should be treated as set out in Rules 13.3 to 13.5 instead.
14. Claw-Back Arrangements
Breach of Restrictive Covenants
14.1 If a Participant breaches any term of his post-termination restrictive covenants (such breach to be determined by the Committee acting fairly and reasonably), any unvested Awards and Deferred Performance Shares will lapse on the date of the Committee’s determination and the Committee may require him to pay to the Company or any other member of the Group, within seven days of written demand from the Company, the Relevant Amount (as defined in Rule 14.2 below).
14.2 The Relevant Amount is an amount equal to A minus both B and C where:
A is an amount equal to the pre-tax gain realised by the Participant in respect of any Awards, Deferred Performance Shares and Dividend Equivalents in the period beginning six months before the Termination Date and ending when the Participant’s restrictive covenants cease to apply. For these purposes, the gain will be the sum of the market value of the Vested Shares when received by the Participant and the related Dividend Equivalents, and such gain will be determined irrespective of whether the Participant has sold or retained the Shares so acquired;
B is an amount equal to the tax and social security charges and liabilities incurred by the Participant in respect of A; and
C is any payment of the Claw-back Amount, determined in accordance with Rule 14.4 below, in respect of A.
Materially misstated financial or other data
14.3 If the Committee, within two years of, as the case may be, the Three Year Vesting Date or the Five Year Vesting Date, considers in good faith that the Vesting of the relevant Award, the Vesting of Deferred Performance Shares and/or the payment of Dividend Equivalents was determined on the basis of materially misstated financial or other data (the Incorrect Award), it will, unless it determines otherwise, recover the Claw-back Amount (as defined in Rule 14.4 below) by taking one or more of the following actions:
(a)	reduce any outstanding unvested Awards and/or Deferred Performance Shares by the Claw-back Amount; and/or

(b)	require the Participant to pay to the Company, within thirty days of a written demand from the Company, the Claw-back Amount.
14.4 The Claw-back Amount is the difference in value between (i) the Incorrect Award and (ii) the Awards, Deferred Performance Shares and Dividend Equivalents, which would have Vested or been payable had the correct data, as determined by the Committee acting fairly and reasonably, been used. This may be expressed as a number of Shares or a monetary amount or a combination thereof, as the Committee considers appropriate. In determining the Claw-back Amount, the Committee may take into account such matters as it sees fit including, but not limited to:
(a)	the difference between the number of Shares under the Incorrect Award and the number of Shares the Committee considers should have Vested had the correct data been used;

(b)	any gain made by the Participant on the sale of Shares comprised in the Incorrect Award;

(c)	any tax and/or dealing costs incurred by the Participant in connection with the Incorrect Award, and

(d)	whether the Participant has made a payment pursuant to Rules 14.1 to 14.3 which would take account of Shares subject to an Incorrect Award.
14.5 By accepting an Award, a Participant will be bound by Rule 14 (i) notwithstanding that it will only be applicable after the release of Shares under these Rules and (ii) whether or not the essential terms of this Rule 14 have been separately notified to each Participant.
15. Change of Control of a Qualifying Company
15.1 Except as otherwise provided in these Rules, if any person:
(a)	obtains Control of a Qualifying Company as a result of making an offer to acquire Shares which is either unconditional or is made on a condition such that if it is satisfied the person making the offer will have Control of that Qualifying Company;

(b)	becomes bound or entitled to acquire Shares under sections 979 and 983 of the Companies Act 2006 (or in relation to RE NV becomes entitled to acquire compulsorily Shares held by minority shareholders); or

(c)	obtains Control of a Qualifying Company in pursuance of a compromise or arrangement sanctioned by the Court under section 899 of the Companies Act 2006 (or in relation to RE NV under any equivalent legislative provision in the Netherlands), then any unvested Awards and /or entitlement to Deferred Performance Shares over Shares in that Qualifying Company (but not those in the other Qualifying Company) will Vest within 30 days of the relevant event subject to the relevant performance conditions as applicable. The performance conditions will be assessed based on progress made against targets as at the date of the relevant event as determined by the Committee. The number of Shares which Vest will be subject to a pro-rating reduction in accordance with Rule 15.2 or 15.3 below.

15.2 Where Rule 15.1 applies before the Three Year Vesting Date then the pro-rating reduction applicable to a Performance Share Award will be determined by multiplying the number of Shares under a Performance Share Award by A/B where A is the number of complete calendar months between 1 January 2010 and the date of the relevant event (but not exceeding 36) and B is 36. For the avoidance of doubt, no Matching Share Award will be granted and there will be no entitlement to Deferred Performance Shares.
15.3 Where Rule 15.1 applies after the Three Year Vesting Date but before the Five Year Vesting Date then the pro-rating reduction applicable to a Matching Share Award and Deferred Performance Shares will be determined by multiplying the number of Shares under a Matching Share Award or Deferred Performance Shares (as applicable) by A/B where A is the number of complete calendar months between 1 January 2010 and the date of the relevant event (but not exceeding 60) and B is 60.
15.4 Any Award and/or any Deferred Performance Shares over Shares in that Qualifying Company which do not Vest as a result of the relevant event will lapse on the relevant event.
15.5 A Participant’s Personal Shares in that Qualifying Company will be released from the Plan in full on or as soon as reasonably practicable after the date of the relevant event.
16. Change of Control of the Company
Except as otherwise provided in these Rules, the provisions of Rule 15 will apply with any necessary changes in the event that any person (either alone or together with any person acting in concert with him) obtains Control of the Company and the Shares comprised in Awards and Deferred Performance Shares which may Vest will be Shares in both Qualifying Companies.
17. Compulsory Rollover on Internal Reorganisation
17.1 Rules 15 and 16 will not apply if the purpose and effect of the change of Control or scheme of arrangement is:
(a)	to create a new holding company for the relevant Qualifying Company, such company having substantially the same Shareholders and proportionate shareholdings as those of the Qualifying Company immediately prior to the scheme of arrangement;

(b)	to give one Qualifying Company Control (directly or indirectly) of the other Qualifying Company;

(c)	the person obtaining Control of the Company is one of the Qualifying Companies or a company under the Control of one or both of them; or

(d)	the Company remains under the ultimate Control of the Shareholders of the Qualifying Companies immediately prior to the relevant transaction affecting the Company.
17.2 If Rule 17.1 applies:

(a)	Awards and Deferred Performance Shares will not Vest on the relevant event;

(b)	an Award will instead be exchanged for an equivalent award over such shares as the Committee determines appropriate;

(c)	Deferred Performance Shares will instead be exchanged for shares or cash and continue to be subject to the Plan on such terms as the Committee determines appropriate; and

(d)	the Committee may make any modifications to the relevant performance conditions as it determines appropriate.
17.3 The Committee may vary the application of this Rule 17 so that it applies to Awards and Deferred Performance Shares over Shares in both Qualifying Companies or to Shares in only one Qualifying Company.
17.4 Where Rule 17 applies, a Participant will not be treated as ceasing to be an employee of RE PLC, RE NV or a member of the Group until he ceases to be employed by a company which is either the relevant holding company or a subsidiary of the holding company (within the meaning of section 1159 of the Companies Act 2006).
17.5 For the avoidance of doubt, in Rules 15, 16 and 17, “Committee” means those people who were members of the Committee immediately before the event by virtue of which the applicable Rule applies.
18. Voluntary winding up
The provisions of Rule 15 will apply with such changes as may be necessary in the event that notice is duly given of a resolution for a voluntary winding up of a Qualifying Company provided that, all references in Rule 15 to the date of the relevant event will be treated as references to the date on which notice is given for the voluntary winding-up of a Qualifying Company.
19. Adjustment of awards
19.1 In the event of:
(a)	any Capital Reorganisation; or

(b)	the implementation by a Qualifying Company of a demerger or the payment by a Qualifying Company of a super-dividend which would otherwise materially affect the value of an Award and/or Deferred Performance Shares, the definition of Shares and the number of Shares in that Qualifying Company comprised in an Award and/or Deferred Performance Shares may be adjusted in such manner as the Committee determines.
19.2 A Participant will in respect of his Personal Shares be treated in the same manner as any other holder of Shares, except that (unless the Committee determines otherwise):
(a)	in the event of a rights issue in respect of Personal Shares, the Participant (or other nominee holding Personal Shares on his behalf) will be required to sell sufficient rights nil-paid (at such time during the rights issue as the Committee thinks fit) as will enable the Participant to acquire with the proceeds of sale the remainder of the Participant’s rights entitlement PROVIDED THAT the Participant may elect to take up in a personal capacity the rights that would have been sold (and such Shares will not be subject to this Plan) subject to the Participant providing sufficient funds to give effect to his obligation under the first part of this sub-paragraph (a);
(b)	in the event of receipt of cash (other than dividends paid in the normal course) or securities (other than Shares) in respect of Shares (on a demerger or other reorganisation of the share capital of a Qualifying Company), the Committee will in its absolute discretion determine whether such cash or securities will be released to the Participant or whether the nominee holding Shares on behalf of the Participant will be required to apply that cash (or the proceeds of sale of such securities), after allowing for tax thereon, in the purchase of further Personal Shares to be held on behalf of the Participant.
20. Source of Shares
20.1 A Participant’s entitlement to Shares will be satisfied from purchases on a recognised stock exchange. No new Shares will be issued or Shares transferred from treasury in connection with the Plan.
21. Rights attaching to shares transferred pursuant to awards
21.1 All Shares transferred upon the Vesting of an Award and or Deferred Performance Shares will rank pari passu in all respects with the Shares in issue at the date of Vesting except in respect of any rights attaching to such Shares by reference to a record date prior to the date of Vesting.
21.2 Any Shares acquired by a Participant under this Plan will be subject to the articles of association of the relevant Qualifying Company from time to time.
22. Administration and amendment
22.1 The decision of the Committee will be final and binding in all matters relating to the Plan including the exercise of any discretion under the Rules, the interpretation of the Rules and any dispute relating to any matter in connection with the Rules.
22.2 The Committee may at any time discontinue the grant of further Awards or amend any of the provisions of the Plan in any way it thinks fit and such changes may affect Awards already granted: provided that:
(a)	the Committee will not make any amendment that would materially prejudice the interests of existing Participants except with their prior consent; and

(b)	no amendment to the advantage Participants may be made to:
(i)	the definition of Executive;

(ii)	the maximum entitlement of a Participant under the Plan;

(iii)	the maximum limit on the number of Shares which can be awarded under the Plan;

(iv)	the basis for determining a Participant’s entitlement to Shares under the Plan and the terms on which they can be acquired;

(v)	the terms of Shares to be provided under the Plan;

(vi)	the adjustment provisions of Rule 19 of the Plan;
without the prior approval of RE PLC in general meeting (and, if appropriate the prior approval of RE NV in general meeting), except in the case of minor amendments to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Participants, RE PLC, RE NV or any member of the Group, or as otherwise permitted under these Rules; and

(c)	without prejudice to any provision of the Plan which provides for the lapse of an Award, the Committee may not cancel an Award unless the Participant agrees in writing to such cancellation.
23. General
Trustee funding
23.1 Any member of the Group may provide money to the trustees of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of satisfying Awards under the Plan, or enter into any guarantee or indemnity for these purposes, to the extent not prohibited by the provisions of the Companies Act 2006.
Discretionary nature of the Plan
23.2 The rights and obligations of a Participant under the terms and conditions of his office or employment will not be affected by his participation in the Plan or any right he may have to participate in the Plan.
23.3 Participation in this Plan does not imply any right to receive Awards on the same or any other basis in any other year.
23.4 The terms of the Plan do not entitle the Participant to the exercise of any discretion in his favour.
23.5 An individual who participates in the Plan waives all and any rights to compensation or damages in consequence of the termination of his office or employment with any member of the Group for any reason whatsoever insofar as those rights arise, or may arise, from his ceasing to have rights under the Plan as a result of such termination or from the loss or diminution in value of such rights. If necessary, the Participant’s terms of employment will be varied accordingly.
Changes to a Qualifying Company’s capital structure
23.6 The existence of any Award will not affect in any way the right or power of the Company, the Qualifying Companies or their shareholders to make or authorise any or all adjustments, recapitalisations, reorganisations or other changes in the Company’s or either of the Qualifying Company’s capital structure, or any merger or consolidation of the Company or Qualifying Companies, or any issue of shares, bonds, debentures, preferred or prior preference stocks ahead of or convertible into, or otherwise affecting the Shares or the rights thereof, or the dissolution or liquidation of the Company or Qualifying Companies or any sale or transfer of all or any part of their assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.
Notices
23.7 Any notice or other document which has to be given to a Participant under or in connection with the Plan may be delivered or sent by post to him at his home address according to the records of his employing company or sent by email or fax to any email address or fax number according to the records of his employing company or, in either case, such other address as may appear to the Company to be appropriate.
23.8 Notices sent by post to a Participant in the UK or US will be deemed to have been given two days after the date of posting. However notices sent to a Participant in other countries will be deemed to have been given on the seventh day after the date of posting.
23.9 Notices sent by email or fax, in the absence of evidence to the contrary, will be deemed to have been received on the day after sending.
23.10 Any notice or other document required to be given to the Company under or in connection with the Plan may be delivered or sent by post to it at its registered office (or such other place or places as the Committee may from time to time determine and notify to Participants) or sent by email or fax to any email address or fax number notified to the sender.
No transfer of Awards or Deferred Performance Shares
23.11 A Participant may not transfer, assign, charge or otherwise dispose of any Awards or Deferred Performance Shares, or any rights in respect of them, except on the transmission of Awards or Deferred Performance Shares on the death of a Participant to his personal representatives or the assignment of an Award or Deferred Performance Shares, with the prior consent of the Committee, subject to any terms and conditions the Committee imposes. Any such attempted transfer will result in the lapse of the Award or Deferred Performance Shares as applicable.
Awards non-pensionable
23.12 Awards and Dividend Equivalents under the Plan are not pensionable.
Payment of Stamp Duty
23.13 The Company, or where the Committee so directs any member of the Group, will pay the appropriate stamp duty on behalf of Participants in respect of any transfer of Shares on the Vesting of Awards and/or Deferred Performance Shares.
Data Protection
23.14 By accepting the grant of an Award, a Participant consents to the holding and processing of personal data provided by him to the Company, a Qualifying Company or any member of the Group, and any other persons for all purposes related to the operation of the Plan and acknowledges that the personal information may be transferred to, and stored at, a destination outside the European Economic Area (“EEA”), and may also be processed by staff operating outside the EEA who work for the Company, a Qualifying Company, a member of the Group or for one of their service providers. The Company will take all steps reasonably necessary to ensure that a Participant’s personal data is treated securely under appropriate contractual arrangements.
Governing Law
23.15 This Plan will be governed by, and construed in accordance with, the laws of England.

SCHEDULE 1
Performance Conditions
General
1. The following provisions shall apply to Awards granted under the Plan.
2. Performance targets applicable to the Performance Share Award will be measured after the end of the 2012 financial year of the Qualifying Companies and the performance targets applicable to the Matching Share Award will be measured after the end of the 2014 financial year of the Qualifying Companies.
3. There are three separate measures: a Relative Total Shareholder Return measure (TSR Measure), a Return on Invested Capital measure (ROIC Measure) and an Adjusted Earnings per Share measure (EPS Measure).
4. The determination of vesting levels under the three measures is subject to the Cap.
The TSR Measure
5.1 The vesting of one third of the Performance Share Award is subject to the TSR ranking of Reed Elsevier measured over the three financial years of the Qualifying Companies 2010 to 2012 and the vesting of one third of the Matching Share Award is subject to the TSR ranking of Reed Elsevier measured over the five financial years of the Qualifying Companies 2010 to 2014. In respect of each type of award the portion subject to the TSR Measure is referred to as the “TSR Tranche”.
5.2 Three distinct comparator groups will be used — a Sterling Comparator Group, a Euro Comparator Group and a US Dollar Comparator Group. The TSR performance of RE PLC ordinary shares (based on RE PLC’s London listing) will be measured against the Sterling Comparator Group, the TSR performance of RE NV ordinary shares (based on RE NV’s Amsterdam listing) will be measured against the Euro Comparator Group; and the TSR performance of RE PLC ADRs and RE NV ADRs (based on the New York listing) will be measured against the US Dollar Comparator Group. The TSR performance will be measured separately against each comparator group and each ranking achieved will produce a payout, if any, in respect of one third of the TSR Tranche. The proportion of the TSR Tranche that vests will be the sum of the payouts achieved against the three comparator groups.
5.3 TSR will be measured in local currency.
5.4 Total Shareholder Return for any company shall be the percentage increase or decrease in the market value of a share over the relevant performance period and shall take account of dividends and other distributions paid in the course of that period (each such dividend being deemed to be reinvested in the shares of each relevant company from the date of payment of the dividend to the last day of the relevant performance period),
5.5 Each comparator group comprises companies which were selected on the following basis: -

•	they are included in a relevant market index as at 31 December 2009— FTSE100 for the Sterling Comparator Group; Euronext100 and the DAX30 for the Euro Comparator Group; and the S&P500 for the US Dollar Comparator Group;

•	are nearest in size to Reed Elsevier in terms of market capitalisation;
     excluding:
•	companies with mainly domestic revenues (as they do not reflect the global nature of the Qualifying Companies’ customer base);

•	those engaged in extractive industries (as they are exposed to commodity cycles); and

•	financial services companies (as they have a different risk/reward profile).
Relevant listed global peers operating in businesses similar to those of Reed Elsevier not otherwise included are added to the relevant comparator group.
Set out below are the comparators included in each group:

STERLING		US DOLLAR COMPARATOR
COMPARATOR GROUP	EURO COMPARATOR GROUP	GROUP
AGGREKO	ACCOR	3M
ASTRAZENECA	ADIDAS	ADOBE SYSTEMS
AUTONOMY CORP.	AHOLD	AGILENT TECHS.
BAE SYSTEMS	AIR LIQUIDE	AIR PRDS. & CHEMS.
BRITISH AIRWAYS	AKZO NOBEL	AMAZON.COM
BRITISH AMERICAN TOBACCO	ALSTOM	ANALOG DEVICES
BUNZL	ASML HOLDING	APPLIED MATS.
BURBERRY GROUP	BASF	AVON PRODUCTS
COBHAM	BMW	BAXTER INTL.
COMPASS GROUP	CARREFOUR	BECTON DICKINSON
DMGT	CHRISTIAN DIOR	CATERPILLAR
DIAGEO	DAIMLER	COLGATE-PALMOLIVE
EXPERIAN	DEUTSCHE POST	CORNING
GLAXOSMITHKLINE	EADS	CUMMINS
INTERCONTINENTAL HOTELS	ESSILOR INTL.	DEERE
IMPERIAL TOBACCO GROUP	HEINEKEN	DOW CHEMICAL
INFORMA	HERMES INTL.	DUN & BRADSTREET
INMARSAT	K + S	E. I. DU PONT DE NEMOURS
INTERNATIONAL POWER	LAFARGE	EBAY
INTERTEK GROUP	LAGARDERE GROUPE	EMERSON ELECTRIC
INVENSYS	LINDE	FICO
JOHNSON MATTHEY	LVMH	FORD MOTOR
KINGFISHER	MAN	GENZYME
NATIONAL GRID	METRO	H.J. HEINZ
PEARSON	MICHELIN	ILLINOIS TOOL WORKS
RECKITT BENCKISER GROUP	PERNOD-RICARD	JOHN WILEY
REXAM	PHILIPS ELTN. KONINKLIJKE	JOHNSON CONTROLS
ROLLS-ROYCE GROUP	PORTUGAL TELECOM SGPS	JUNIPER NETWORKS
SABMILLER	PPR	LIFE TECHNOLOGIES
SAGE GROUP	RENAULT	MCDONALDS
SHIRE	SAINT-GOBAIN	MCGRAW-HILL
SMITH & NEPHEW	SAP	MICRON TECHNOLOGY

STERLING		US DOLLAR COMPARATOR
COMPARATOR GROUP	EURO COMPARATOR GROUP	GROUP
SMITHS GROUP	SCHNEIDER ELECTRIC	MOTOROLA
THOMAS COOK GROUP	SUEZ ENVIRONNEMENT	NEWS CORP
TUI TRAVEL	THALES	NIKE
UNILEVER (LSE)	THYSSENKRUPP	NVIDIA
UNITED BUSINESS MEDIA	TNT	PACCAR
VODAFONE	UNILEVER (AEX)	PPG INDUSTRIES
WOLSELEY	VALLOUREC	SPECTRA ENERGY
WPP	VEOLIA ENVIRONNEMENT	TEXAS INSTS.
	VOLKSWAGEN	THOMSON REUTERS (NYSE)
	WOLTERS KLUWER	UNITED TECHNOLOGIES
YUM! BRANDS
5.6 Any changes in the comparators groups as a result of delisting or consolidation will be treated in accordance with the methodology agreed by the Committee at its sole discretion from time to time. In determining the methodology to be applied, the Committee will have due regard to market practice, ensure a consistent application of the agreed methodology and be open and transparent about the methodology applied.
5.7 The TSR ranking against the US Dollar Comparator Group will be calculated using the weighted average of the TSRs of the RE PLC ADRs and the RE NV ADRs over the relevant period of measurement.
5.8 The number of Shares in each third of the TSR Tranche which are capable of Vesting will be calculated as follows and will be added together to determine the total number of Performance Shares and Matching Shares, within the TSR Tranche of each type of Award, which are capable of Vesting:

	Performance Share	Matching Share
	Awards —	Awards —
	performance	performance
	measured to the end	measured to the end
	of 2012	of 2014
TSR ranking within	Vesting percentage of	Vesting percentage of
the relevant TSR	each third of the TSR	each third of the TSR
comparator group	Tranche	Tranche
Below Median	0%	0%
Median	30%	30%
Upper quartile (top 25th percentile)	100%	100%
5.9 Vesting is on a straight-line basis for ranking between median and upper quartile. 50% of the Shares comprised in a Performance Share Award that are capable of Vesting will be designated as Deferred Performance Shares and will only Vest as provided for by the Rules.
5.10 The averaging period applied for TSR measurement purposes for the Performance Share Award is the six months before the start of the financial year of the Qualifying Companies in which the Performance Share Award is granted and the last six months of the financial year of the Qualifying Companies ending 31 December 2012. In respect of the Matching Share Award, the averaging period applied for TSR measurement purposes is the six months before the start of the financial year of the Qualifying Companies in which the Performance Share Award is granted and the last six months of the financial year of the Qualifying Companies ending 31 December 2014.
The ROIC Measure
6.1 The Vesting of one third of the Performance Share Award and one third of the Matching Share Award relates to the percentage return on invested capital of the combined businesses of the Qualifying Companies. The vesting of the Performance Share Award relates to the percentage ROIC of the combined businesses of the Qualifying Companies for the financial year of the Qualifying Companies ending 31 December 2012 and is subject to the 2012 ROIC exceeding the 2009 ROIC, calculated on the same basis. The Matching Share Award is subject to the percentage ROIC of the combined businesses of the Qualifying Companies for the financial year of the Qualifying Companies ending 31 December 2014. In respect of each type of award, the portion subject to the ROIC Measure is referred to as the ‘ROIC Tranche’.
6.2 The following definitions are relevant for ROIC:
(i)	Invested capital = arithmetic average of the opening and closing capital employed stated before financing and tax balances for the combined businesses of the Qualifying Companies adjusted for major acquisition timing for the financial year with all cumulative amortisation and impairment charges for acquired intangible assets and goodwill added back and excluding the gross up to goodwill in respect of deferred tax liabilities established on the acquisition of intangible assets retranslated at the average and hedge exchange rates applicable to the financial year ended 31 December 2009. In addition, any exceptional restructuring and acquisition related charges (net of tax) over the performance period are capitalised for these purposes and the effect of changes in exchange rates and movements in the net pension deficits are excluded.

(ii)	Return = adjusted operating profit for the combined businesses of the Qualifying Companies before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related charges and grossed up to exclude the equity share of taxes in joint ventures and further adjusted to exclude movements in the net pension financing credit, after applying the effective rate of tax used for adjusted earnings calculations and using exchange rates to match those used in the calculation of invested capital.
In order to ensure that the performance score achieved is a fair reflection of underlying business performance, the Committee retains discretion to determine the treatment of major disposals and acquisitions that require Board approval. Any significant adjustments made to the final performance score will be disclosed to shareholders.

6.3 The number of Performance Shares and Matching Shares comprised in the ROIC Tranche of each type of award which are capable of Vesting will be determined as follows:

Performance Share	Matching Share
Awards — performance	Awards — performance
measured in respect	measured in respect	Vesting percentage of
of 2012	of 2014	ROIC Tranche
ROIC	ROIC
Below 10.2%	Below 10.7%	0%
10.2%	10.7%	60%
11.2% or above	12.7% or above	100%
6.4 Vesting is on a straight-line basis for performance between the minimum and maximum levels. 50% of the Shares comprised in a Performance Share Award that are capable of Vesting will be designated as Deferred Performance Shares and will only Vest as provided for by the Rules.
The EPS Measure
7.1 The vesting of one third of the Performance Share Award relates to the average growth in Adjusted Earnings per Share at constant currencies (Adjusted EPS) of the Qualifying Companies over the two financial years of the Qualifying Companies, 2011 and 2012. However, for any part to vest, Average Adjusted EPS Growth must be positive over the three financial years of the Qualifying Companies ending 31 December 2012. The vesting of one third of the Matching Share Award is subject to Adjusted EPS over the two financial years 2013 and 2014. In respect of each type of Award, the portion subject to the EPS Measure is referred to as the ‘EPS Tranche’.
7.2 The following definitions apply in respect of Adjusted EPS:
(i)	Adjusted EPS Growth = the arithmetic mean of the growth in Adjusted EPS at constant currencies achieved by the Qualifying Companies over a relevant financial year;

(ii)	Average Adjusted EPS Growth = the average of the Adjusted EPS Growth over the relevant period of measurement;

(iii)	Adjusted Earnings = adjusted reported earnings. Adjustments include amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related charges, gains/losses on business disposals and other non-operating items, related tax effects and movements in deferred tax balances not expected to crystallise in the near term. The Committee retains discretion to adjust for changes in the net pension financing credit;

(iv)	Adjusted Earnings Per Share = Adjusted Earnings divided by the Number of Shares

(v)	Number of Shares = weighted average number of shares in issue excluding shares held in treasury or by the Reed Elsevier Group plc Employee Benefit Trust; and

(vi)	Constant currencies = refers to measurement at constant rates of exchange using the prior full year average and hedge rates.
The Committee has discretion to adjust this definition of Adjusted EPS to take account of any changes in recognised accounting standards or practice, fiscal regime or capital structure, to ensure consistent measurement and accountability.
7.3 The number of Performance Shares/Matching Shares in the EPS Tranche of each type of award which are capable of Vesting will be determined as follows:

Performance Share Awards	Matching Share Awards
— performance measured in	— performance measured in	Vesting percentage
respect of 2011 and 2012	respect of 2013 and 2014	of EPS Tranche
Average Adjusted EPS Growth	Average Adjusted EPS Growth
Below 5% per annum	Below 7% per annum	0%
5% per annum	7% per annum	60%
9% or above per annum	13% or above per annum	100%
7.4 Vesting is on a straight-line basis for performance between the minimum and maximum levels. 50% of the Shares comprised in a Performance Share Award that are capable of Vesting will be designated as Deferred Performance Shares and will only Vest as provided for by the Rules.
Determining satisfaction of targets at end of performance period
8.1 The performance period for the Performance Share Award are the financial years of the Qualifying Companies 2010 to 2012, with performance being determined in respect of this Award after the end of the 2012 financial year of the Qualifying Companies. The performance period for the Matching Share Award are the financial years of the Qualifying Companies 2013 and 2014 in respect of the EPS and ROIC Tranches of the Award and the five financial years ending 31 December 2014 in respect of the TSR Tranche. Performance in respect of this Award will be determined after the end of the 2014 financial year of the Qualifying Companies.
8.2 Following the end of the relevant Performance Period the Committee shall:
(a)	calculate and confirm with the Auditors the Adjusted EPS and ROIC over the relevant Performance Periods; and

(b)	arrange for a reputable provider of such information to calculate and report to the Committee on the TSR performance. If at the end of the relevant Performance Period, any of the companies in the comparator groups have undergone a change in circumstances (such as delisting, the cessation of trading or merger with another company) the Committee may determine the appropriate treatment for such companies in accordance with its stated methodology for the purpose of determining its TSR and TSR ranking.
Adjustments
9. The Committee may make such adjustments to the performance conditions applicable to outstanding Awards as it considers appropriate to take account of any factors which are relevant in the opinion of the Committee and in particular if there is an event which causes it to consider that the performance conditions are no longer a fair measure of performance. The amended performance conditions shall be at least as challenging as the one originally set.
10. The Committee has discretion to adjust the definition or method of calculation of Adjusted EPS and ROIC (or any other applicable term or measure) as set out in this Schedule to take account of any changes in recognised accounting standards or practice, fiscal regime or capital structure, to ensure consistent measurement and accountability.
11. Without prejudice to the generality of paragraphs 9, 10 and 12, the Committee may, in consultation with the Auditors, make the following adjustments in relation to the calculations to be carried out in accordance with this Schedule:
(a)	any adjustments it considers appropriate if an event occurs giving rise to an adjustment of Awards under Rule 19 of the Plan;

(b)	any adjustments it considers appropriate to the calculation of TSR for each of the companies in the Comparator Group to take account of local market factors; and

(c)	any adjustments it considers appropriate if there is any modification in the calculation of TSR or in relation to the relevant international accounting standard used to calculate EPS or ROIC.
Overriding Power
12. In determining the level of vesting of any Award under the Plan, the Committee will take into account the overall business performance of RE PLC, RE NV and the Group over the relevant performance period and any other factors that it considers appropriate and may modify the vesting of awards if it considers that such a modification would result in a fairer outcome.

SCHEDULE 2
US Participants
This Schedule was adopted by the directors of Reed Elsevier Group plc on 21 April 2010.
The Rules of the Plan apply to Awards and Deferred Performance Shares granted to US Participants under this Schedule subject to the modifications contained in this Schedule.
(A)	In this Schedule, terms shall have the same meaning as in Rule 1 of the Rules unless modified by this Schedule.

(B)	Retirement. Rule 1 is revised by the addition of the following definition of “Retirement” for US Participants:

Retirement means, for purposes of the Vesting of Awards under this Schedule in relation to a US Participant (including the Vesting of Deferred Performance Shares), circumstances which the Committee determines on a case by case basis and in its absolute discretion to constitute retirement (irrespective of whether or not applicable retirement eligible criteria have been met);

(C)	US Participant. Rule 1 is revised by the addition of the following definition of “US Participant”:

US Participant means a Participant who is subject to United States taxation by reason of being a United States national, or resident in the United States for United States tax purposes;

(D)	Release of Shares. Rules 8.2, 8.3, and 11.2 shall have the additional requirement that the Shares shall be transferred to the US Participant by 15 March of the calendar year following the calendar year in which Vesting occurs.

(E)	Dividend Equivalent — Cash Payment. Rule 12.1 shall have the additional requirement that any cash payment to the US Participant under this Rule shall in all instances be released no later than March 15 of the year following the year in which Vesting occurs.

(F)	Dividend Equivalent — Shares in Lieu of Cash. Rule 12.3 shall have the additional requirement that if the Committee determines that it shall satisfy an entitlement to Dividend Equivalents arising in accordance with Rule 12.1 by delivering Shares with an equivalent value, such Shares shall be transferred to the US Participant within 30 days of the relevant date of Vesting.

(G)	Cessation of Employment (Approved Leavers — Rule 13.4). If Rule 13.4 applies to a US Participant, such US Participant’s Deferred

Performance Shares will Vest on the Termination Date and the Company shall procure the transfer of Shares deliverable to the US Participant by 15 March of the calendar year following the calendar year in which the Participant’s Termination Date occurs.
(H)	Cessation of Employment (Approved Leavers — Rule 13.5). If Rule 13.5 applies to a US Participant, such US Participant’s pro-rated Deferred Performance Shares will Vest on the Termination date and the Company shall procure the transfer of Shares deliverable to the US Participant by 15 March of the calendar year following calendar year in which the Participant’s Termination Date occurs.

(I)	Cessation of Employment (Approved Leavers — Rule 13.6). If Rule 13.6 applies to a US Participant, the Company shall procure the transfer of the pro-rated Shares deliverable to the US Participant by 15 March of the calendar year following the calendar year in which the Award Vesting occurs.

(J)	Cessation of Employment (Death). If Rule 13.9 or 13.10 applies to a US Participant, the Company shall procure the transfer of Shares deliverable to the US Participant’s personal representative under Rule 13.9 or 13.10 (as the case may be) no later than 15 March of the calendar year following the calendar year in which the US Participant’s death occurs.

(K)	Change of Control/Voluntary Winding Up. In any instance in which Rules 15, 16 or 18 apply to a US Participant, the Company shall procure the transfer of Shares deliverable to the US Participant by 15 March of the calendar year following the calendar year in which Vesting occurs.

(L)	Application of Code Section 409A. Although neither the Committee nor any member of the Group guarantees any particular tax treatment to a US Participant, Awards and Deferred Performance Shares granted pursuant to this Schedule are intended to be exempt from Section 409A of the Code under the exception for short-term deferrals set forth in Section 1.409A-1(b)(4) of the United States Income Tax Regulations (which requires, in the case of an employer with a fiscal year ending 31 December, that Shares in payment of an award be transferred to the US Participant no later than March 15 of the calendar year following the calendar year in which the Award or Deferred Performance Share is no longer subject to a substantial risk of lapsing) and shall be limited, construed and interpreted in accordance with such intent.